Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 12 DATED NOVEMBER 15, 2023
TO THE PROSPECTUS DATED APRIL 12, 2023
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of December 1, 2023;
•to disclose the calculation of our October 31, 2023 NAV per share for all share classes;
•to provide an update on the status of our public offering;
•to disclose amendments to the Advisory Agreement; and
•to provide other updates to the Prospectus.
Portfolio Update
On November 8, 2023, we closed on the sale of Cortona Apartments to an unaffiliated third party for a sales price of $62.0 million and repaid the property's mortgage in full at the time of the sale.
December 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2023 (and repurchases as of November 30, 2023) is as follows:

Transaction Price (per share)
Class T	$28.9098
Class S	$28.9249
Class D	$28.9245
Class I	$29.0408
Class E	$30.3427
The December 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

October 31, 2023 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for October 31, 2023.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of October 31, 2023:

$ in thousands, except share/unit data
Components of NAV	October 31, 2023
Investments in real estate	$866,151
Investments in unconsolidated entities	146,620
Investments in real estate-related securities	23,735
Investment in commercial loan	34,807
Investment in affiliated fund	27,404
Cash and cash equivalents	17,051
Restricted cash	5,091
Other assets	12,447
Mortgage notes, revolving credit facility and financing obligation, net	(431,674)
Subscriptions received in advance	(1,167)
Other liabilities	(18,344)
Management fee payable	(300)
Accrued stockholder servicing fees	(11)
Non-controlling interests in joint-ventures	(46,649)
Net asset value	$635,161
Number of outstanding shares/units	21,439,102
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2023:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,123	$14,589	$23,292	$129,561	$36,093	$408,161	$6,342	$635,161
Number of outstanding shares/units	592,296	504,380	805,274	4,461,358	1,189,503	13,677,279	209,012	21,439,102
NAV Per Share/Unit as of October 31, 2023	$28.9098	$28.9249	$28.9245	$29.0408	$30.3427	$29.8423	$30.3427
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the October 31, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.0%	5.7%
Office	8.5%	7.3%
Multifamily	6.9%	5.3%
Industrial	7.0%	5.6%
Self-Storage	7.6%	5.8%
Retail	8.2%	7.3%
Student Housing	7.1%	5.5%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	1.9%	2.0%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(2.0)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.0%	3.0%	3.1%	2.7%	1.9%	2.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.8)%	(2.8)%	(2.9)%	(2.5)%	(1.8)%	(2.6)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of November 12, 2023, we have issued and sold in our public offering (1) 5,355,476 shares of our common stock (consisting of 242,703 Class T shares, 170,718 Class S shares, 467,942 Class D shares, 2,453,659 Class I shares and 2,020,454 Class E shares) in the primary offering for total proceeds of $163.6 million and (2) 47,830 shares of our common stock (consisting of 3,907 Class T shares, 495 Class S shares, 6,797 Class D shares, 24,398 Class I shares and 12,233 Class E shares) pursuant to our distribution reinvestment plan for a total value of $1.5 million. As of October 31, 2023, our aggregate NAV was $635.2 million. We intend to continue selling shares in our public offering on a monthly basis.
Amended and Restated Advisory Agreement
On November 10, 2023, we and the Operating Partnership entered into an Amended and Restated Advisory Agreement with our Adviser, in order to, among other things:

•revise the terms of repayment of organizational and offering expenses and operating expenses advanced by the Adviser;
•clarify payment of expenses relating to compliance-related matters and regulatory filings; and

•provide that our Adviser’s right to require the repurchase of any shares or redeem any OP Units paid to it in lieu of management fees be limited by any policy adopted by our Board with respect to shares held by the Advisor, which includes a policy that the approval of the independent directors is required for any repurchase request of the Adviser or Invesco REIT Special Limited Partner L.L.C. that, when combined with any repurchase requests submitted by stockholders of the Company through our share purchase plan, would cause us to exceed the limit on repurchases set forth in our share repurchase plan of 2% of the Company’s aggregate NAV per month and 5% of the Company’s aggregate NAV per calendar quarter.

The following disclosure replaces the disclosure in the section of the Prospectus entitled "Management — The Advisory Agreement — Management Fee, Performance Participation and Expense Reimbursements — Organization and Offering Expense Reimbursement" and modifies all related disclosures in the Prospectus.

Organization and Offering Expense Reimbursement. The Adviser advanced all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses, due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals, but excluding selling commissions, dealer manager fees and stockholder servicing fees) through December 31, 2022. As of December 31, 2022, the Adviser had incurred organization and offering expenses of $2.4 million on our behalf in connection with our private offerings, and organization and offering expenses of $4.4 million on our behalf in connection with this public offering. We will reimburse the Adviser for all of the foregoing advanced expenses ratably over the 60 months following the earlier of (1) the date that our aggregate NAV is at least $1.0 billion and (2) December 31, 2027. Beginning January 1, 2023, we reimburse the Adviser for any organization and offering expenses that it incurs on our behalf as and when incurred. Pursuant to the Advisory Agreement, the cumulative selling commissions, dealer manager fees, stockholder servicing fees and other organization and offering expenses paid by us in connection with this offering may not exceed 15% of gross proceeds from the sale of shares of our common stock in this offering.

Additionally, we reimburse the Adviser for any organization and offering expenses related to the DST Program that exceed $825,000 in the aggregate.

The following disclosure replaces the disclosure in the section of the Prospectus entitled "Management — The Advisory Agreement — Management Fee, Performance Participation and Expense Reimbursements — Operating Expense Reimbursement" and modifies all related disclosures in the Prospectus.

Operating Expense Reimbursement. The Adviser advanced all of our operating expenses (excluding the organizational and offering expenses discussed above) on our behalf through December 31, 2022, totaling $5.5 million. We have and will continue to reimburse the Adviser for such advanced expenses ratably in monthly installments of approximately $107,000, which such installments were paid from January 2022 through September 2022 and will recommence following the earlier to occur of (1) the date that our aggregate NAV is at least $1.0 billion and (2) December 31, 2027, subject to the limitations described below under “—Reimbursement by the Adviser.”

We reimburse the Adviser, subject to the limitations described below under “—Reimbursement by the Adviser,” for all costs and expenses of the Adviser and its affiliates incurred on our behalf (excluding the organizational and offering expenses discussed above), provided that the Adviser will be solely responsible for any expenses related to any personnel of the Adviser who provide investment advisory services to us pursuant to the Advisory Agreement (including each of our executive officers and any directors who are also directors, officers or employees of the Adviser or any of its affiliates), including, without limitation, salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance with respect to such personnel. Without limiting the generality of the foregoing, such costs and expenses eligible for reimbursement include, without limitation, (1) the actual cost of goods and services used by us and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other services providers, and brokerage fees paid in connection with the purchase and sale of investments and securities, (2) expenses of managing and operating our properties, whether payable to an affiliate or a non-affiliated person, (3) expenses in connection with the selection and acquisition of properties and real estate-related securities, whether or not such investments are acquired, (4) the compensation and expenses of our directors, (5) expenses relating to compliance-related matters and regulatory filings of the Company, and (6) all fees, costs and expenses of non-investment advisory services rendered to us by the Adviser or its affiliates in accordance with terms of the Advisory Agreement, including, without limitation, salaries and the cost of employee benefit plans and insurance with respect to personnel of the Adviser.

Updates to Prospectus

INVESTMENT OBJECTIVES AND STRATEGIES

The following disclosure replaces the first paragraph in the section of the Prospectus entitled "Investment Objectives and Strategies — DST Program" and modifies all related disclosures in the Prospectus.

We, through the Operating Partnership, have commenced the DST Program to issue and sell up to a maximum aggregate offering amount of $3.0 billion of Interests in specific DSTs holding the DST Properties. These Interests will be issued and sold to “accredited investors,” as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in DST Offerings. Under the DST Program, each DST Property may be sourced from our real properties or from third parties, will be held in a separate DST, and will be leased back by a wholly-owned subsidiary of the Operating Partnership in accordance with a master lease agreement. To the extent that we choose to source a DST Property from one or our real properties, the value of such DST Property will continue to be included in the calculation of our NAV at its fair market value as described in “Net Asset Value Calculation and Valuation Guidelines,” and the compensation payable to the Adviser with respect to such DST Property will be the same as it would be had such contribution not occurred. The Adviser will also earn advisory fees on the total consideration received from the sale of Interests. For each DST Offering, including those related to DST Properties purchased from third parties, the offering price of the DST Interests will be based on a recent appraisal of the applicable DST Property or DST Properties by an independent third-party valuation advisor If we determine to source a DST Properties from an affiliate of our Adviser, the purchase will only be completed following an independent third-party valuation of such property and approval by our board of directors that the purchase is in the best interests of our stockholders and is on terms no less favorable that would be available from a third party. Each master lease agreement will be guaranteed by the Operating Partnership, which will retain a FMV Option giving it the right, but not the obligation, to acquire the Interests in the applicable DST from the investors any time after two years from the closing of the applicable DST Offering in exchange for OP Units or cash. After a one-year holding period, investors who acquire OP Units pursuant to the FMV Option generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

MANAGEMENT

The following disclosure replaces the second paragraph in the section of the Prospectus entitled "Management — Board of Directors" and modifies all related disclosures in the Prospectus.

Our board of directors has seven members, four of whom are independent directors, as defined by our charter. Our charter defines an independent director as a director who is not and has not for the last two years been associated, directly or indirectly, with Invesco or the Adviser. A director is deemed to be associated with Invesco or the Adviser if he or she owns any interest (other than an interest in us or an immaterial interest in an affiliate of us) in, is employed by, is an officer or director of, or has any material business or professional relationship with Invesco, the Adviser or any of their affiliates, performs services (other than as a director) for us, or serves as a director or trustee for more than three REITs sponsored by Invesco or advised by the Adviser. The carve-out that enables independent directors to hold an immaterial interest in an affiliate is a deviation from the NASAA REIT Guidelines. Such immaterial interest may cause our independent directors to consider such investments when conducting our business, which may not align with the interests of our stockholders. Our board of directors will consider the percentage of the aggregate gross income, derived from all sources, by the director from Invesco, the Adviser or their affiliates to make a determination as to whether an investment in an affiliate is material.

The following disclosure supplements the disclosure in the section of the Prospectus entitled "Management — Board of Directors" and modifies all related disclosures in the Prospectus.

Our board of directors adopted a policy with respect to repurchase of the Adviser's and Special Limited Partner's common stock and OP Units received as payment of its management fee or performance participation allocation, respectively. Pursuant to the policy, our independent directors are required to oversee the repurchase activity of our Adviser and the Special Limited Partner and approve any repurchase request that, when combined with any repurchase requests submitted by stockholders through our share repurchase plan, would cause the aggregate amount of repurchases to exceed the repurchase limits currently set forth in the share repurchase plan.

The following disclosure replaces the disclosure in the section of the Prospectus entitled "Management — Compensation of Directors" and modifies all related disclosures in the Prospectus.

We compensate each of our independent directors with an annual retainer of $75,000. We pay 75% of this compensation in cash in quarterly installments and the remaining 25% in the form of an annual grant of restricted shares of Class E common stock based on the then-current per share transaction price of our Class E shares at the time of grant. The restricted stock generally vests one year from the date of grant. We pay an additional cash retainer of $15,000 to the chairperson of our audit committee and an additional cash retainer of $5,000 to our lead independent director. We do not pay our directors additional fees for attending board meetings, but we reimburse each of our directors for actual and reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, the cost of airfare, hotel and food). Our directors who are affiliated with Invesco or the Adviser do not receive additional compensation for serving on the board of directors or committees thereof. The shares of stock granted to our independent directors are granted pursuant to the terms and conditions of our equity incentive plan, which has been adopted by our board of directors and approved by our stockholders.

DESCRIPTION OF CAPITAL STOCK

Thee following disclosure is added after the second paragraph in the section of the Prospectus entitled "Description of Capital Stock — Meeting and Special Voting Requirements" and modifies all related disclosures in the Prospectus.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. In addition, the MGCL permits us to conduct the following without stockholder approval: (a) a merger of an entity into us if the merger does not reclassify or change the terms of any class or series of stock that is outstanding or otherwise amend our charter and the number of shares of any class or series of stock outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares outstanding immediately before the merger becomes effective; (b) a merger with a 90% or more owned subsidiary in which we are not the successor if the charter of the successor is not amended in the merger other than to change its name, the name or other designation or the par value of any class or series of stock or the aggregate par value of its stock and the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which the stock of the successor was exchanged; and (c) a transfer of all or substantially all of our assets pursuant to (i) a transfer of assets in the ordinary course of business actually conducted by us or as a distribution, (ii) a mortgage, pledge or creation of any other security interest in any or all of the our assets, (iii) an exchange of shares through voluntary action or under any agreement with our stockholders or (iv) a transfer of assets to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by us.